Shanda Reports First Quarter 2008 Unaudited Results

● ● ●	Net revenues hit record high of US$111.1 million, up 46.5% YoY and 9.2% QoQ Operating income hit record high of US$44.5 million, up 39.0% YoY and 11.9% QoQ Diluted earnings per ADS US$0.56

Shanghai, China—May 27, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2008.

First Quarter 2008 Highlights(1)

•	Consolidated net revenues increased 46.5% year-over-year and 9.2% quarter-over-quarter to a record high of RMB779.8 million (US$111.1 million), compared to the Company’s previous guidance of quarter-over-quarter growth between 6% and 9%.

•	Revenues from MMORPGs increased 54.8% year-over-year and 6.3% quarter-over-quarter to a record high of RMB640.8 million (US$91.3 million).

•	Revenues from casual games increased 28.1% year-over-year and 36.0% quarter-over-quarter to a record high of RMB116.6 million (US$16.6 million).

•	Operating income increased 39.0% year-over-year and 11.9% quarter-over-quarter to a record high of RMB312.1 million (US$44.5 million).

•	Non-GAAP(2) net income was RMB304.2 million (US$43.3 million), compared with RMB215.4 million in the first quarter of 2007 and RMB309.6 million the fourth quarter of 2007. Non-GAAP earnings per diluted ADS were RMB4.14 (US$0.60), compared with RMB2.95 in the first quarter of 2007 and RMB4.20 in the fourth quarter of 2007.

•	Net income was RMB288.8 million (US$41.2 million), compared with RMB448.8 million in the first quarter of 2007 and RMB292.6 million in the fourth quarter of 2007. Earnings per diluted ADS were RMB3.94 (US$0.56), compared with RMB6.14 in the first quarter of 2007 and RMB3.98 in the fourth quarter of 2007.

•	Active paying accounts (APA) for all the games in commercial operation increased 19.2% quarter-over-quarter to 6.03 million.

•	APA for MMORPGs increased 18.3% quarter-over-quarter to 4.11 million. Average monthly revenue per active paying account (ARPU) for MMORPGs decreased 10.1% quarter-over-quarter to RMB52.0 due to dilution caused by the relatively lower APRU from new APAs in the first quarter of 2008.

•	APA for casual games increased 21.3% quarter-over-quarter to 1.92 million. Average monthly revenue per active paying account (ARPU) for casual games increased 12.1% quarter-over-quarter to RMB20.3.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB7.0190 to US$1.00 as published by the People’s Bank of China on March 31, 2008. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.

“Shanda has achieved another quarter of solid progress in the first quarter of 2008 based upon the successful implementation of the Company’s 3C strategy of Content, Community and Commerce. Quarterly net revenues surpassed the US$100 million mark, with strong growth achieved in both MMORPGs and casual games. We continue to drive the expansion of our paying user base through content upgrades, unified platform and customized services, which resulted in the double-digit quarter-over-quarter growth in active paying accounts for both MMORPGs and casual games,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “As we look ahead to the remainder of this year, we believe that our diversified content portfolio and strong operating platform will continue to generate sustainable and scalable long-term growth for the Company.”

Conference Call and Webcast Notice

Shanda will host a conference call on Wednesday, May 28, 2008 at 8:00 am (Eastern Time) / 8:00 pm (Beijing/Hong Kong time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

First Quarter 2008 Financial Results(1)

Net Revenues. In the first quarter of 2008, Shanda reported net revenues of RMB779.8 million (US$111.1 million), representing an increase of 46.5% from RMB532.3 million in the first quarter of 2007 and 9.2% from RMB714.2 million in the fourth quarter of 2007.

Online game revenues, including MMORPGs and casual games, were RMB757.4 million (US$107.9 million) in the first quarter of 2008, representing an increase of 50.0% from RMB505.0 million in the first quarter of 2007 and 10.0% from RMB688.4 million in the fourth quarter of 2007.

Revenues from MMORPGs in the first quarter of 2008 increased 54.8% year-over-year and 6.3% quarter-over-quarter to RMB640.8 million (US$91.3 million), accounting for 82.2% of total revenues. The sequential growth in MMORPG revenues was primarily driven by expansion packs for existing game titles, in-game promotions, as well as enhanced community stickiness on our unified platform.

The number of APA for MMORPGs increased 18.3% from 3.47 million in the fourth quarter of 2007 to 4.11 million in the first quarter of 2008, due to the continuous efforts to convert free players to paying users. ARPU for MMORPGs decreased 10.1% to RMB52.0 in the first quarter of 2008 from RMB57.8 in the fourth quarter of 2007, primarily due to dilution caused by the relatively lower APRU from new APAs in the first quarter of 2008.

Revenues from casual games in the first quarter of 2008 increased 28.1% year-over-year and 36.0% quarter-over-quarter to RMB116.6 million (US$16.6 million), accounting for 15.0% of total revenues. The quarter-over-quarter increase in casual games revenues was driven by the release of expansion packs for existing game titles, virtual promotions, seasonal strength related to students’ winter holiday and Chinese New Year, as well as enhanced stickiness to our unified virtual community.

As a result, the number of APA for casual games increased 21.3% from 1.68 million in the fourth quarter of 2007 to 1.92 million in the first quarter of 2008. ARPU for casual games increased 12.1% quarter-over-quarter to RMB20.3.

Other revenues in the first quarter of 2008 was RMB22.4 million (US$3.2 million), compared with RMB27.3 million in the first quarter of 2007 and RMB25.8 million in the fourth quarter of 2007.

Gross Profit. Gross profit for the first quarter of 2008 was RMB542.1 million (US$77.2 million), representing a 56.2% increase from RMB347.0 million in the first quarter of 2007 and a 13.1% increase from RMB479.3 million in the fourth quarter of 2007. Gross margin was 69.5% in the first quarter of 2008, compared with 65.2% in the first quarter of 2007 and 67.1% in the fourth quarter of 2007.

Income from Operations. Operating income for the first quarter of 2008 was RMB312.1 million (US$44.5 million), representing a 39.0% increase from RMB224.5 million in the first quarter of 2007 and a 11.9% increase from RMB278.9 million in the fourth quarter of 2007. Operating margin was 40.0% in the first quarter of 2008, compared with 42.2% in the first quarter of 2007 and 39.1% in the fourth quarter of 2007.

Share-based compensation was RMB15.4 million (US$2.1 million) in the first quarter of 2008, compared with RMB11.4 million in the first quarter of 2007 and RMB17.0 million in the fourth quarter of 2007.

Non-Operating Income. Net non-operating income for the first quarter of 2008 was RMB5.5 million (US$0.8 million), compared with RMB248.2 million in the first quarter of 2007 and RMB37.5 million in the fourth quarter of 2007. The year-over-year difference was primarily due to investment income of RMB244.8 million generated in connection with the disposal of SINA shares in the first quarter of 2007. Non-operating income contributed from government financial incentives amounted to RMB1.8 million (US$0.3 million) in the first quarter of 2008, compared with RMB14.4 million in the first quarter of 2007 and RMB14.2 million in the fourth quarter of 2007.

Income Tax Expense. Income tax expense for the first quarter of 2008 was RMB28.7 million (US$4.1 million), compared with income tax expenses of RMB23.8 million in the first quarter of 2007 and RMB23.8 million in the fourth quarter of 2007.

Effective as of January 1, 2008, the Chinese government adopted a new income tax law which unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%.  Prior to the adoption of the new law, a number of the Group’s subsidiaries and VIEs were entitled to various preferential tax treatments.  The Chinese tax authorities are currently in the process of establishing a framework to receive and process applications from domestic and foreign-invested enterprises for the qualification of high and new technology enterprise and granting preferential tax policies to the entities in this category.  The Directors of the Company believe it is appropriate to report the Company’s income tax provision at the new statutory income tax rate of 25% beginning in the quarter ended March 31, 2008, except for certain of the Group’s subsidiaries which are subject to a tax holiday, and to recognize an incremental future tax benefit of approximately RMB 20 million relating to  those deductible temporary differences brought forward from the quarter ended December 31, 2007 in the quarter ended March 31, 2008 by offsetting income tax expenses. The future tax benefits, which are capitalized on balance sheet as deferred tax assets, may be reduced in future quarters as and when the subsidiaries or VIEs of the Group are deemed to be qualified high and new technology enterprises.

Non-GAAP Net Income. Non-GAAP net income in the first quarter of 2008 was RMB304.2 million (US$43.3 million), an increase of 41.3% from RMB215.4 million in the first quarter of 2007 and a decrease of 1.7% from RMB309.6 million in the fourth quarter of 2007. Non-GAAP earnings per diluted ADS in the first quarter of 2008 were RMB4.14 (US$0.60), compared with RMB2.95 in the first quarter of 2007 and RMB4.20 in the fourth quarter of 2007.

Net Income. Net income in the first quarter of 2008 was RMB288.8 million (US$41.2 million), compared with RMB448.8 million in the first quarter of 2007 and RMB292.6 million in the fourth quarter of 2007. Earnings per diluted ADS in the first quarter of 2008 were RMB3.94 (US$0.56), compared with RMB6.14 in the first quarter of 2007 and RMB3.98 in the fourth quarter of 2007.

Recent Business Highlights

•	Shanda announced that its President Jun Tang has resigned from his position to pursue other opportunities. (Apr 3, 2008)

•	Shanda announced key executive appointments within the senior leadership team and business units to support the continued expansion and execution of the Company’s 3C strategy of Content, Community, and Commerce. (Apr 3-9, 2008)

1) Shanda Group

—Qunzhao Tan, President and Chief Technology Officer

—Danian Chen, Chief Operating Officer

—Davis Zhu, Chief Investment Officer

—Danning Mi, Chief Information Officer

2) Shanda Games (or “SDG”, Shanda’s online game business unit)

—Diana Li, Chief Executive Officer

—Hai Ling, President

—Xiangdong Zhang, Chief Producer

—Jisheng Zhu, Chief Technology Officer

3)	Shanda Online (or “SDO”, Shanda’s business unit that operates integrated e-commerce system and virtual community)

—Judy Wang, Chief Executive Officer

—Jianwu Liang, Chief Technology Officer

•	Shanda partnered with Zapak to bring Crazy Kart into the Indian market. (Apr 16, 2008)

•	Shanda suspended game operation for three days to express deep condolences to earthquake victims in Southwest China. (May 19, 2008)

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2007 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information relating to, for example, the Company’s income tax expenses. In addition, because management’s evaluation of the Company’s internal controls over financial reporting in connection with of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of the Company’s fiscal year of 2007.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation and the net gain from the disposal of the Company’s stake in SINA. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the Company’s long-term strategy. These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties that could cause actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2008, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Contact

Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

SNDA/G

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31,	As of March 31,
	2007	2008
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,985.2	2,236.1	318.6
Short-term investments	791.3	1,010.7	144.0
Marketable securities	11.2	11.3	1.6
Accounts receivable	32.2	32.5	4.6
Inventories	2.2	2.0	0.3
Deferred licensing fees and related costs	51.3	45.9	6.5
Prepayments and other current assets	68.0	49.7	7.1
Deferred tax assets	67.3	91.3	13.0

Total current assets	3,008.7	3,479.5	495.7

Investment in affiliated companies	8.5	19.6	2.8
Property, equipment and software	316.2	313.3	44.6
Intangible assets	314.1	288.5	41.1
Goodwill	606.1	606.2	86.4
Long-term deposits	56.3	51.4	7.3
Long-term prepayments	135.2	137.5	19.6
Long-term prepaid license fee	234.5	240.9	34.3
Non-current deferred tax assets	83.1	78.0	11.1

Total assets	4,762.7	5,214.9	742.9

LIABILITIES
Current liabilities:
Accounts payable	48.6	56.7	8.1
Licensing fees payable	88.5	116.7	16.6
Taxes payable	137.0	136.4	19.4
Deferred revenue	408.6	405.2	57.7
Due to related parties	3.0	3.0	0.4
Other payables and accruals	191.6	223.3	31.9
Defer tax liabilities	7.4	6.8	1.0
Total current liabilities	884.7	948.1	135.1

Minority interests	216.3	325.3	46.3
Non-current deferred tax liabilities	34.1	33.0	4.7
Long-term liabilities	4.2	3.4	0.5
Non-current deferred revenue	—	0.4	0.0
Shareholders’ equity
Ordinary shares	12.0	12.0	1.7
Additional paid-in capital	1,614.4	1,650.3	235.1
Statutory reserves	147.7	182.6	26.0
Accumulated other comprehensive loss	-22.2	-65.7	-9.4
Retained earnings	1,871.5	2,125.5	302.9

Total shareholders’ equity	3,623.4	3,904.7	556.3

Total liabilities and shareholders’ equity	4,762.7	5,214.9	742.9

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	CONSOLIDATED STATEMENTS OF OPERATIONS
	(in millions, except for share and per share data)
	For the three months period ended,
	March 31,		December 31,		March 31,
	2007		2007		2008
	RMB		RMB		RMB		US$
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Net revenues
MMORPG	414.0		602.6		640.8		91.3
Casual game	91.0		85.8		116.6		16.6
Others	27.3	¡¡	25.8	¡¡	22.4	¡¡	3.2

Net revenues	532.3	¡¡	714.2	¡¡	779.8	¡¡	111.1

Cost of services
Ongoing licensing fees for online games	-98.3		-98.0		-107.7		-15.3
Amortization of intangible assets	-14.7		-30.7		-21.7		-3.1
Server leasing and maintenance fees	-20.5		-22.3		-23.6		-3.4
Salary and benefits	-12.9		-19.9		-21.7		-3.1
Depreciation of property, equipment and software	-14.5		-13.8		-13.5		-1.9
Others	-24.4		-50.2		-49.5		-7.1

Total cost of services	-185.3		-234.9		-237.7		-33.9

Gross profit	347.0		479.3		542.1		77.2
Operating expenses:
Product development	-27.9		-55.1		-64.7		-9.2
Sales and marketing	-29.6		-51.4		-59.2		-8.4
General and administrative	-65.0		-93.9		-106.1		-15.1

Total operating expenses	-122.5		-200.4		-230.0		-32.7

Income from operations	224.5		278.9		312.1		44.5
Interest income	11.2		22.1		18.9		2.7
Amortization of convertible debt issuance cost	-4.5	¡¡	—	¡¡	—	¡¡	—
Investment income	249.8		13.0		2.8		0.4
Other income(expenses), net	7.6		3.6		-13.3		-1.9

Income before income tax expenses, equity in loss of affiliates and minority interests	488.6		317.6		320.5		45.7
Income tax expense	-23.8		-23.8		-28.7		-4.1
Equity in loss of affiliates	-16.1		-0.2		-0.4		0.0
Minority interests	0.1		-1.0		-2.6		-0.4

Net income	448.8		292.6		288.8		41.2

Earnings per share:
Basic	3.14		2.03		1.99		0.28
Diluted	3.07		1.99		1.97		0.28
Earnings per ADS:
Basic	6.28		4.06		3.98		0.56
Diluted	6.14		3.98		3.94		0.56
Weighted average ordinary shares outstanding:
Basic	143,163,288		144,427,380		144,885,662		144,885,662
Diluted	146,027,417		147,056,698		146,794,340		146,794,340
Weighted average ADS outstanding:
Basic	71,581,644		72,213,690		72,442,831		72,442,831
Diluted	73,013,709		73,528,349		73,397,170		73,397,170
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	215.4		309.6		304.2		43.3
Net gain from disposal of Sina’s Stake	244.8		—		—		—
Share-based compensation cost	-11.4		-17.0		-15.4		-2.1
Net income	448.8		292.6		288.8		41.2

Non-GAAP diluted earnings per ADS	2.95		4.20		4.14		0.60
Net gain from disposal of Sina’s Stake per ADS	3.35		—		—		—
Share-based compensation cost per ADS	-0.16		-0.22		-0.20		-0.04
Diluted earnings per ADS	6.14		3.98		3.94		0.56